EXHIBIT 99.1

Unaudited Condensed Consolidated Interim Financial Statements of
NEXGEN ENERGY LTD.
June 30, 2017 and 2016

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (Unaudited) As at

	Note	June 30, 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents		$46,302,691	$31,090,313
Short-term investments		12,977,000	47,455,100
Amounts receivable		462,539	807,447
Prepaid expenses		383,040	72,575
		60,125,270	79,425,435
Non-current
Deposits	6	32,927	22,852
Exploration and evaluation assets	5	127,446,789	109,446,920
Equipment	7	3,873,967	3,601,178

		131,353,683	113,070,950
TOTAL ASSETS		$191,478,953	$192,496,385

LIABILITIES
Current
Accounts payable and accrued liabilities		$1,407,068	$2,248,912
Flow-through share premium liability	6	161,391	179,212
		1,568,459	2,428,124
Non-current
Deferred income tax liability		333,339	136,588
Deferred lease inducement		93,558	113,606
Convertible debentures	8	82,696,578	70,811,801
		83,123,475	71,061,995
TOTAL LIABILITIES		84,691,934	73,490,119

EQUITY
Share capital	9	130,609,420	125,735,515
Reserves	9	21,582,334	17,005,665
Accumulated deficit		(54,788,965)	(32,743,616)
		97,402,789	109,997,564
Non-controlling interests		9,384,230	9,008,702

TOTAL EQUITY		106,787,019	119,006,266

TOTAL LIABILITIES AND EQUITY		$191,478,953	$192,496,385
Nature of operations (Note 2)
Commitments (Notes 5 and 6)
Subsequent events (Notes 2, 5, 8 and 15)

The accompanying notes are an integral part of the condensed consolidated interim financial statements
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 9, 2017

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT) (Expressed in Canadian Dollars) (Unaudited)

		For the three months ended		For the six months ended

	Note	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Salaries, benefits and directors’ fees	10	$615,611	$796,052	$1,481,857	$1,431,474
Office and administrative		271,122	417,000	661,327	638,599
Professional fees		546,944	116,667	844,237	277,098
Travel		201,475	154,686	330,487	323,292
Depreciation	7	158,835	147,812	371,112	220,440
Share-based payments	9, 10	1,740,442	3,021,343	3,740,796	3,435,468
Finance income		(133,549)	(66,510)	(308,046)	(142,647)
Interest expense	8	1,490,640	322,175	2,989,365	322,175
Mark to market loss (gain) on convertible debentures	8	(8,275,171)	(65,885)	11,884,777	(65,885)
Convertible debenture issuance costs	8	-	4,052,398	-	4,052,398
Foreign exchange loss (gain)		365,845	(1,069,277)	512,226	(1,072,919)
Loss (profit) from operations		$(3,017,806)	$7,826,461	$22,508,138	$9,419,493
Deferred income tax expense (recovery)		(109,347)	-	71,275	-
Loss (profit) and comprehensive loss (profit) for the period		$(3,127,153)	$7,826,461	$22,579,413	$9,419,493

Loss (profit) and comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$(3,324,392)	$7,806,271	$22,152,787	$9,399,303
Non-controlling interests in IsoEnergy Ltd.		197,239	20,190	426,626	20,190
Loss (profit) and comprehensive loss (profit) for the period		$(3,127,153)	$7,826,461	$22,579,413	$9,419,493

Loss (profit) per common share attributable to the Company’s common shareholders - basic and diluted		$(0.01)	$0.03	$0.07	$0.03

Weighted average number of common shares outstanding - basic and diluted		309,363,865	302,211,994	307,883,909	296,272,729

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars) (Unaudited)

	Note	Number of Common Shares	Share Capital	Reserves	Accumulaed Deficit	Non-controlling Interests	Total

Balance as at December 31, 2015		286,884,616	$110,024,398	$7,530,180	$(17,398,941)	$-	$100,155,637
Exercise of warrants		14,787,443	10,300,543	(934,361)	-	-	9,366,182
Exercise of options		300,000	190,246	(62,246)	-	-	128,000
Share insurance costs		-	(12)	-	-	-	(12)
Issue of shares for exploration and evaluation assets		49,861	48,864	-	-	-	48,864
Issue of shares on convertible debenture financing		1,005,586	2,292,480	-	-	-	2,292,480
Share-based payments		-	-	4,857,178	-	-	4,857,178
Issue of shares of subsidiary to non-controlling interests		-	-	-	584,690	2,448,311	3,033,001
Loss for the period		-	-	-	(9,399,303)	(20,190)	(9,419,493)

Balance as at June 30, 2016		303,027,506	$122,856,519	$11,390,751	$(26,213,554)	$2,428,121	$110,461,837

Balance as at December 31, 2016		306,190,287	$125,735,515	$17,005,665	$(32,743,616)	$9,008,702	$119,006,266
Exercise of warrants	9	5,714,286	2,857,143	-	-	-	2,857,143
Exercise of options	9	1,008,333	1,052,845	(478,512)	-	-	574,333
Issue of shares on convertible debenture financing	9	327,863	963,917	-	-	-	963,917
Share-based payments	9	-	-	5,055,181	-	-	5,055,181
Issue of shares of subsidiary to non-controlling interests		-	-	-	107,438	802,154	909,592
Loss for the period		-	-	-	(22,152,787)	(426,626)	(22,579,413)

Balance as at June 30, 2017		313,240,769	$130,609,420	$21,582,334	$(54,788,965)	$9,384,230	$106,787,019

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars) (Unaudited) For the six months ended

	June 30, 2017	June 30, 2016
Cash flows (used in) from operating activities
Loss for the period	$(22,579,413)	$(9,419,493)
Items not involving cash:
Depreciation	371,112	220,440
Share-based payments	3,740,796	3,435,468
Amortization of deferred lease inducement	(20,048)	(20,048)
Unrealized foreign exchange loss (gain) on cash and cash equivalents	420,696	(1,635,746)
Deferred income tax expense	71,275	-
Mark to market loss (gain) on convertible debentures	11,884,777	(65,885)
Interest expense	2,989,365	-
Changes in non-cash working capital items:
Amounts receivable	344,908	(450,300)
Prepaid expenses	(310,465)	66,163
Accounts payable and accrued liabilities	(935,174)	4,820,581
Deposits	(10,075)	-
	$(4,032,246)	$(3,048,820)
Cash flows (used in) from investing activities
Exploration and evaluation asset expenditures	$(16,647,155)	$(18,335,163)
Acquisition of equipment	(588,900)	(1,255,942)
Sale and maturity of short-term investments	34,478,100	-
Receipt of deferred lease inducement payment	-	193,799
	$17,242,045	$(19,397,306)
Cash flows (used in) from financing activities
Cash from exercise of options and warrants, net of share issuance costs	$3,431,476	$9,494,170
Shares of subsidiary issued to non-controlling interests for cash, net of share issuance costs	1,017,249	2,033,001
Interest paid on convertible debentures	(2,025,450)	-
Shares issued in connection with issuance of convertible debentures	-	2,292,480
Issuance of convertible debentures	-	74,123,520
	$2,423,275	$87,943,171
Change in cash and cash equivalents	$15,633,074	$65,497,045
Cash and cash equivalents, beginning of period	31,090,313	34,303,982
Effect of exchange rate fluctuations on cash held	(420,696)	1,635,746
Cash and cash equivalents, end of period	$46,302,691	$101,436,773

Cash and cash equivalents consist of:
Cash	$9,537,528	$86,852,773
Cash equivalents	36,765,163	14,584,000
Cash and cash equivalents	$46,302,691	$101,436,773
Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

1.   REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration stage entity engaged in the acquisition, exploration and evaluation of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on December 20, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its qualifying transaction, which was effected pursuant to an amalgamation agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”.  The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013.  On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the New York Stock Exchange (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy shares were issued to third parties pursuant to external financings, with NexGen retaining 70.02% of IsoEnergy’s outstanding common shares as at June 30, 2017.

2.	NATURE OF OPERATIONS

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses.  As at June 30, 2017, the Company had an accumulated deficit of $54,788,965 and working capital of $58,718,202. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its Convertible Debentures (Note 8), if required. Subsequent to June 30, 2017, the Company completed additional debt and equity financing as detailed in Note 15.

The business of exploring for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.   BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements for the three and six months ended June 30, 2017, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for annual financial statements, and should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2016.  Accordingly, accounting policies applied other than as discussed in Note 4 are the same as those applied in the Company’s annual financial statements.  These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 9, 2017.

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

3.   BASIS OF PRESENTATION (continued)

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the Convertible Debentures issued by the Company (Note 8). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”). These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Critical accounting judgments, estimates and assumptions

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

4.   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the audited financial statements for the year ended December 31, 2016, and have been consistently followed in the preparation of these condensed consolidated interim financial statements except for the following change in accounting policy:

Change in accounting policy:

In the prior year, the proceeds allocated to the flow-through share premium was recognized as “income on reduction of flow-through premium liability” in the consolidated statement of loss and comprehensive loss over the period that the flow-through proceeds were spent on eligible exploration expenditures.  Commencing January 1, 2017, this premium is measured on the same basis, however, it is recorded as a deferred tax benefit. The Company voluntarily changed this classification with a view to better present the results of the Company. There is no impact on the statement of loss and comprehensive loss or on the statement of cash flows for the period ended June 30, 2016 nor on the balance sheet as at December 31, 2016 as flow-through shares were not issued until the third quarter of 2016.

   Future accounting pronouncements:

         The following standards have not been adopted by the Company and are being evaluated to determine their impact:

•
IFRS 9: New standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

•
IFRS 16: New standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements.

•
IFRS 2: This standard was amended to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide for the accounting of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

5.  EXPLORATION AND EVALUATION ASSETS

(a)	Rook 1 Property

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon. The Rook I Project consists of 32 contiguous mineral claims totalling 35,065 hectares.
NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933. The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

(b)	Other Athabasca Basin Properties

Other Athabasca Basin properties comprises various mineral claims throughout the region.

On May 1, 2014, the Company issued 361,930 common shares valued at $119,436 to Long Harbour Exploration Corp. (now NxGold Ltd. (“NxGold”)) to acquire a 75% interest in, and an option to acquire the remaining 25% interest in, five mineral claims comprising the Madison Lake and 2Z Lake properties.  The Company also paid $15,000 in finder’s fees.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of NxGold.

On February 26, 2016, the Company issued 49,861 common shares recorded at the quoted market price of $48,864 at the time of issuance to NxGold on the exercise of its option to acquire the remaining 25% interest in mineral claims comprising the Madison Lake and 2Z Lake properties. The Company also paid $5,000 in finder’s fees. These mineral claims are subject to a royalty of 2% of net smelter returns and a 2% gross overriding royalty on production from the property.

On June 17, 2016, NexGen entered into an agreement with its subsidiaries, NXE Energy SW1 Ltd.  (“SW1”) and NXE Energy SW3 Ltd. (“SW3”), to transfer certain of its exploration assets to SW1 and SW3. These assets include the following mineral properties: Castle South Extension, Maybelle River, Gartner and King to SW1 and Sandhill, Dufferin, Rook II and Virgin Trend to SW3 (collectively, the “Transferred Properties”). The Company received 800,469 common shares of SW1 and 2,995,787 common shares of SW3 in exchange for the Transferred Properties.

During the year ended December 31, 2016, the Company recognized an impairment of $964,858 associated with certain Sandhill Lake, Castle South and Castle North properties in the statement of loss and comprehensive loss. The Company decided not to continue exploring some of the claims and allowed them to lapse.

(c)	IsoEnergy Properties

The Radio property is located in Northern Saskatchewan.  In December 2011, Tigers Realm Minerals Pty Ltd (“Tigers Realm”), a shareholder of NexGen, entered into the Radio Option Agreement with three arm’s length individuals (collectively, the “Optionors”) pursuant to which Tigers Realm was granted the exclusive right and option to earn an undivided 70% interest in the Radio property in exchange for a combination of cash, shares and an obligation to incur certain exploration expenditures. On February 21, 2012, Tigers Realm assigned all of its interest in the Radio Option Agreement to NexGen.

The Radio Option Agreement was subsequently amended by agreements dated June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013, and June 28, 2013.  As of December 31, 2013, NexGen had satisfied all of its obligations under the Radio Option Agreement except an obligation to incur $15,000,000 of expenditures over a two-year period ending March 31, 2015.

By agreement dated January 15, 2014, the Radio Option Agreement was further amended to delete the expenditure requirement described above and instead require that NexGen incur expenditures of $10,000,000 between January 1, 2014 and May 31, 2017, in exchange for 5,714,286 units (issued) priced at $0.35 per unit, each unit comprising one common share and one common share purchase warrant of the Company, where each warrant was exercisable at a price of $0.50 into one common share of the Company until May 31, 2017 (Note 9(b)).

On June 17, 2016, NexGen entered into an agreement with its subsidiary, IsoEnergy, to transfer certain of its exploration assets to IsoEnergy. These assets include the following mineral properties: Radio property, Thorburn Lake property, 2Z Lake property, Madison Lake property and the Carlson Creek property (collectively, the “Transferred Property Interests”). The Company received 29,000,000 common shares of IsoEnergy in exchange for the Transferred Property Interests.

In June 2016, IsoEnergy issued 1,000,000 of its common shares and $100,000 in cash in exchange for a 100% interest in the Thorburn North property, mineral claim S-111628.

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

5.      EXPLORATION AND EVALUATION ASSETS (continued)

(c)  IsoEnergy Properties, continued

In May 2017, IsoEnergy paid the Optionors $105,000 related to contract commitments and $15,050 in legal fees related to the original Radio property acquisition.

The Radio Option Agreement was further amended by three successive agreements between IsoEnergy and the Optionors dated May 26, 2017, June 30, 2017 and July 5, 2017 extending the $10,000,000 expenditure requirement between January 1, 2014 to each of the agreement dates.

On July 5, 2017, IsoEnergy acquired 100% of the Radio Property in exchange for 3,000,000 common shares of IsoEnergy, thereby terminating the Radio Option Agreement and its related $10,000,000 expenditure requirement, with the exception that the Optionors shall retain a 2% net smelter royalty and a 2% gross overriding royalty on production from the property, calculated in accordance with the original terms in the Radio Option Agreement.  The gross overriding royalty applies only to gems and gemstones.

   The following is a summary of the capitalized costs on the projects described above.

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2016	230,807	1,124,277	21,438,306	22,793,390
Additions	-	-	120,050	120,050
Balance, June 30, 2017	230,807	1,124,277	21,558,356	22,913,440

Deferred exploration costs:
Balance, December 31, 2016	77,007,303	4,318,909	5,327,318	86,653,530
Additions:
Drilling	9,946,004	3,300	1,150,042	11,099,346
General exploration	833,287	6,340	103,265	942,892
Geological and geophysical	1,618,921	78,999	246,069	1,943,989
Labour and wages	1,994,008	-	226,665	2,220,673
Share-based payments (Note 9)	1,102,490	-	211,895	1,314,385
Travel	302,695	-	55,839	358,534
	15,797,405	88,639	1,993,775	17,879,819
Balance, June 30, 2017	92,804,708	4,407,548	7,321,093	104,533,349

Total costs, June 30, 2017	93,035,515	5,531,825	28,879,449	127,446,789

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

5.     EXPLORATION AND EVALUATION ASSETS (continued)

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Radio	Total
	$	$	$		$
Acquisition costs:
Balance, December 31, 2015	220,713	1,274,966	-	20,133,753	21,629,432
Additions	10,094	53,864	1,100,000	-	1,163,958
Properties transferred to IsoEnergy	-	(204,553)	20,338,306	(20,133,753)	-
Balance, December 31, 2016	230,807	1,124,277	21,438,306	-	22,793,390

Deferred exploration costs:
Balance, December 31, 2015	37,803,918	3,409,339	-	2,293,824	43,507,081
Additions:
Drilling	24,989,860	16,061	1,197,163	-	26,203,084
General exploration	2,283,418	8,873	119,460	-	2,411,751
Geological and geophysical	5,333,676	1,991,174	882,866	-	8,207,716
Labour and wages	3,542,893	-	363,420	-	3,906,313
Share-based payments (Note 9)	2,779,787	-	256,420	-	3,036,207
Travel	273,751	-	72,485	-	346,236
	39,203,385	2,016,108	2,891,814	-	44,111,307
Properties transffered to IsoEnergy	-	(141,680)	2,435,504	(2,293,824)	-
Impairment	-	(964,858)	-	-	(964,858)
Balance, December 31, 2016	77,007,303	4,318,909	5,327,318	-	86,653,530

Total costs, December 31, 2016	77,238,110	5,443,186	26,765,624	-	109,446,920

6.     COMMITMENTS

Flow-through expenditures:

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as a flow-through share premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction of the deferred tax expense.

The Company’s subsidiary, IsoEnergy, raised $4,328,100 and $1,100,000 through the issuance of flow-through shares during the year ended December 31, 2016 and the six-month period ended June 30, 2017, respectively, and is required to spend such amounts on eligible exploration expenditures by December 31, 2017 and December 31, 2018, respectively.

As of June 30, 2017, IsoEnergy must fulfill $345,316 of the required exploration expenditures before December 31, 2017 and a further $1,100,000 by December 31, 2018.

A continuity of the flow-through share premium liability is as follows:

	Six months ended	Year ended
	June 30, 2017	December 31, 2016

Balance, beginning of the period	$179,212	$-
Liability incurred on flow-through shares issued in the period	130,000	393,464
Settlement of flow-through share liability on expenditure made	(147,821)	(214,252)

Balance, end of the period	$161,391	$179,212

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

 6.     COMMITMENTS (continued)

Office leases:

The Company and its subsidiary, IsoEnergy, have total office lease commitments at their Vancouver and Saskatoon offices as follows:

2017	$ 187,424
2018	$ 360,975
2019	$ 325,294
2020	$ 199,466

In connection with the Vancouver and Saskatoon office leases, the Company paid deposits of $17,400 and $10,075, respectively, with the landlords which will be applied to the final month’s and final two months’ rents, respectively, when the office lease terms expire.  IsoEnergy paid a deposit of $5,452 with its landlord which will be applied to the final month’s rent when the office lease term expires.

7.	EQUIPMENT
	Computing Equipment	Software	Field Equipment	Leasehold Improvemens	Road	Total

Cost

Balance a December 31, 2015	$65,490	$95,926	$1,237,013	$183,034	$-	$1,581,463
Additions	44,158	184,044	1,519,627	32,138	1,282,890	3,062,857
Balance at December 31, 2016	109,648	279,970	2,756,640	215,172	1,282,890	4,644,320
Additions	72,194	77,587	507,133	-	5,700	662,614
Balance at June 30, 2017	$181,842	$357,557	$3,263,773	$215,172	$1,288,590	$5,306,934

Accumulated Depreciation

Balance at December 31, 2015	$42,259	$40,458	$305,114	$6,101	$-	$393,932
Depreciation	24,920	81,119	338,343	41,743	163,085	649,210
Balance at December 31, 2016	67,179	121,577	643,457	47,844	163,085	1,043,142
Depreciation	21,426	54,225	236,682	11,265	66,227	389,825
Balance at June 30, 2017	$88,605	$175,802	$880,139	$59,109	$229,312	$1,432,967

Net book value
At December 31, 2016	$42,469	$158,393	$2,113,183	$167,328	$1,119,805	$3,601,178
At June 30, 2017	$93,237	$181,755	$2,383,634	$156,063	$1,059,278	$3,873,967

8.	CONVERTIBLE DEBENTURES
	June 30, 2017	December 31, 2016

Fair value of Unsecured Convertible Debentures, beginning of period	$70,811,801	$74,123,520
Fair value adjustment	11,884,777	(3,311,719)
Interest payable	348,049	369,243
Convertible Debentures and interest payable	$83,044,627	$71,181,044
Less: interest payable included in accounts payable and accrued liabilities	(348,049)	(369,243)
Convertible Debentures	$82,696,578	$70,811,801

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (the “Existing Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. At inception, the Company made an irrevocable election to designate the entire convertible debenture as a financial liability at fair value through profit or loss. At initial recognition, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss.

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

8.        CONVERTIBLE DEBENTURES (continued)

The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs from the issue of the Existing Debentures. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the Existing Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

Certain of the non-financial terms of the Existing Debentures were amended by an amended and restated trust indenture dated July 21, 2017.

The Existing Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year, commencing on December 10, 2016.  Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada. Subsequent to June 30, 2017, and pursuant to the amended and restated trust indenture, the original maturity date of the Existing Debentures of June 11, 2021 was extended to July 22, 2022 (Note 15).

The Existing Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261 (the “Conversion Price”).

The Existing Debentures are not redeemable by the Company prior to June 10, 2019. On or after June 10, 2019 and prior to July 22, 2022, the Existing Debentures may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Existing Debentures, a change in the Chief Executive Officer of the Company), the holders of the Existing Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Existing Debentures in cash at: (i) on or prior to June 10, 2019, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any.  In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Existing Debentures to convert the Existing Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (c) the sale, assignment, transfer or other disposition of all or substantially all of the properties or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction; or (d) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Company’s board of directors a majority of the directors proposed for election by management in the Company’s management information circular.

The fair value of the Existing Debentures increased from $70,811,801 (US$52,738,364) on December 31, 2016 to $82,696,578 (US$63,993,702) at June 30, 2017, resulting in a loss of $11,884,777 (US$9,158,339) for the six-month period ended June 30, 2017. The loss for the period ended June 30, 2017 was recorded in loss (profit) and comprehensive loss (profit).

The Existing Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the convertible debenture pricing model as at June 30, 2017 and December 31, 2016 are as follows:

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

8.        CONVERTIBLE DEBENTURES (continued)

	June 30, 2017	December 31, 2016
Historical stock price volatility	37.00%	40.00%
Expected life in years	3.95 years	4.44 years
Risk free interest rate	1.71%	1.91%
Expected dividend yield	0%	0%
Credit spread	26.44%	26.44%
Underlying share price of the Company	$2.87	$2.33
Conversion exercise price	US$2.3261	US$2.3261
Exchange rate (C$:US$)	$0.7706	$0.7448

9.            SHARE CAPITAL AND RESERVES

Authorized Capital ‑ Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the period ended June 30, 2017:

(a)
During the six months ended June 30, 2017, the Company issued a total of 1,008,333 common shares on the exercise of 100,000 options at a price of $0.40, 50,000 options at a price of $0.425, 200,000 options at a price of $0.46, 8,333 options at a price of $2.65, 300,000 options at a price of $0.50, 83,333 options at a price of $0.62, 250,000 options at a price of $0.64 and 16,667 options at a price of $2.24 for total proceeds of $574,333. As a result of the exercises, $478,512 was reclassified from reserves to share capital.

(b)	In May 2017, the Company issued a total of 5,714,286 common shares on the exercise of 5,714,286 warrants at a price of $0.50 for total proceeds of $2,857,143.

(c)	On June 12, 2017, the Company issued a total of 327,863 common shares valued at $963,917 to the holders of the Existing Debentures for the share portion of the debenture interest payment.

For the period ended June 30, 2016:

(a)
On January 12, 2016, the Company issued 921,204 common shares and 460,602 common share purchase warrants on the exercise of 921,204 broker warrants at a price of $0.45 for total proceeds of $414,542. On February 11, 2016, the Company issued 460,602 common shares on the exercise of 460,602 common share purchase warrants at a price of $0.65 for additional proceeds of $299,391. As a result of the exercise, $221,089 was reclassified from reserves to share capital.

(b)
On February 10, 2016 and February 12, 2016, the Company issued a total of 153,534 common shares on the exercise of 153,534 common share purchase warrants at a price of $0.65 for total proceeds of $99,796.

(c)	On February 26, 2016, the Company issued 49,861 common shares valued at $48,864 for the acquisition of exploration and evaluation assets included in the Other Athabasca Basin Properties (Note 5b).

(d)
During the three months ended March 31, 2016, the Company issued a total of 460,603 common shares on the exercise of 307,069 broker warrants and 153,534 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $237,978. As a result of the exercise, $73,697 was reclassified from reserves to share capital.

(e)
During the three months ended March 31, 2016, the Company issued 12,791,500 common shares on the exercise of 12,791,500 warrants at a price of $0.65 for total proceeds of $8,314,475. As a result of the exercise, $639,575 was re-allocated from reserves to share capital. The Company also issued 190,000 common shares on the exercise of 140,000 options at a price of $0.425 and 50,000 at a price of $0.46 for total proceeds of $82,500. As a result of the exercise, $40,940 was reclassified from reserves to share capital.

(f)	On June 10, 2016, the Company issued 1,005,586 common shares valued at $2,292,480 to the debenture holders as part of the establishment fee equal to 3% of the principal amount of the Debentures.

(g)
During the three months ended June 30, 2016, the Company issued a total of 110,000 common shares on the exercise of 60,000 options at a price of $0.425 and 50,000 options at a price of $0.40 for total proceeds of $45,500. As a result of the exercise, $21,306 was reclassified from reserves to share capital.

    Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

 9.           SHARE CAPITAL AND RESERVES (continued)

	Number of Warrants	Weighted Average Exercise Price

Outstanding at December 31, 2015	19,918,592	$0.59
Exercised	(14,787,442)	0.63
Issued on exercise of broker warrants	614,136	0.65
Expired	(31,000)	0.65
Outstanding at December 31, 2016	5,714,286	0.50
Exercised	(5,714,286)	0.50
Outstanding at June 30, 2017	-	$-

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2015	27,124,446	$0.48
Granted	10,200,000	2.45
Exercised	(2,941,666)	0.41
Expired	(116,667)	2.65
Forfeited	(800,001)	1.36
Outstanding at December 31, 2016	33,466,112	$1.06
Granted	400,000	3.18
Exercised	(1,008,333)	0.53
Forfeited	(133,333)	2.55
Outstanding at June 30, 2017	32,724,446	$1.09
Number of options exercisable	26,224,446	$0.88

        As at June 30, 2017, the Company has stock options outstanding and exercisable as follows:
Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

199,446	199,446	$0.240	0.16	August 29, 2017
50,000	50,000	$2.650	0.19	September 7, 2017
3,600,000	3,600,000	$0.400	0.59	January 31, 2018
1,450,000	1,450,000	$0.400	1.08	July 30, 2018
250,000	250,000	$0.300	1.47	December 19, 2018
2,625,000	2,625,000	$0.400	1.90	May 23, 2019
750,000	750,000	$0.400	1.92	June 2, 2019
4,550,000	4,550,000	$0.460	2.48	December 24, 2019
4,200,000	4,200,000	$0.500	2.91	May 27, 2020
500,000	333,333	$0.620	3.23	September 22, 2020
4,575,000	3,050,000	$0.640	3.47	December 16, 2020
250,000	166,667	$2.690	3.94	June 8, 2021
5,275,000	3,516,666	$2.650	3.98	June 23, 2021
500,000	166,667	$1.510	4.36	November 8, 2021
3,550,000	1,183,333	$2.240	4.46	December 15, 2021
150,000	50,000	$3.300	4.56	January 19, 2022
250,000	83,334	$3.110	4.81	April 22, 2022
32,724,446	26,224,446

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

9.      SHARE CAPITAL AND RESERVES (continued)

Stock Options, continued

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the six-month periods ended June 30, 2017 and June 30, 2016:

	June 30, 2017	June 30, 2016
Expected stock price volatility	84.52%	87.97%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	1.15%	0.69%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$2.04	$1.80

Share-based payments for options vested for the six months ended June 30, 2017 amounted to $5,055,181 (2016 – $4,857,178) of which $3,740,796 (2016 – $3,435,468) was expensed to the statement of loss and comprehensive loss and $1,314,385 (2016 - $1,421,710) was capitalized to exploration and evaluation assets (Note 5).

Reserves

	Options	Warrants	Total
Balance, December 31, 2015	$5,999,855	$1,530,325	$7,530,180
Exercise of warrants	-	(934,361)	(934,361)
Exercise of options	(726,574)	-	(726,574)
Share-based payments	11,136,420	-	11,136,420
Balance, December 31, 2016	$16,409,701	$595,964	$17,005,665
Exercise of options	(478,512)	-	(478,512)
Share-based payments	5,055,181	-	5,055,181
Balance, June 30, 2017	$20,986,370	$595,964	$21,582,334

10.   RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the six months ended
	June 30, 2017	June 30, 2016
Short-term compensation(1)	$1,555,454	$1,459,157
Share-based payments (stock options)(2)	3,582,788	3,455,861
	$5,138,242	$4,915,018

(1)    Short-term compensation to key management personnel for the six months ended June 30, 2017 amounted to $1,555,454 (2016 - $1,459,157) of which $1,143,855 (2016 - $1,108,286) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $411,600 (2016 - $350,871) was capitalized to exploration and evaluation assets.

(2)    Share-based payments to key management personnel for the six months ended June 30, 2017 amounted to $3,582,788 (2016 - $3,455,861) of which $3,140,387 (2016 - $3,149,042) was expensed and $442,401 (2016 - $306,819) was capitalized to exploration and evaluation assets.

As at June 30, 2017, there was $31,250 (December 31, 2016 - $15,000) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of NxGold. During the period ended June 30, 2017, one of the Company’s directors was appointed as a corporate officer of NxGold and two of the Company’s directors were appointed as directors of NxGold.

On February 26, 2016, the Company issued 49,861 common shares to NxGold on the exercise of its option to acquire the remaining 25% interest in the Madison and 2Z properties held by NxGold (Note 5).

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

11.     CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means.  Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, and Convertible Debentures.

The fair values of the Company’s cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or ability of prompt liquidation. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The Existing Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss (Note 8). The Existing Debentures are classified as Level 2.

As at June 30, 2017, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

 (a)   Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents and short-term investments are held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

12.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement, continued

(b)     Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances and short-term investments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2017, NexGen had cash and cash equivalents of $46,302,691 and short-term investments of $12,977,000 to settle accounts payable and accrued liabilities of $1,407,068.

(c)    Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

  (i)    Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short‑term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of June 30, 2017. The Company manages interest rate risk by maintaining an investment policy for short‑term investments included in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Existing Debentures, in a principal amount of US$60 million, carry a fixed interest rate of 7.5%.

(ii)   Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Existing Debentures. At maturity the US$60 million principal amount of the Existing Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Existing Debentures until maturity but not to pay the principal amount.  Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Existing Debentures more costly to repay.

(iii)   Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Existing Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

As at June 30, 2017, the Company’s Australian dollar net financial assets were AUD $5,473 and its US dollar net financial liabilities were US$57,660,641.  Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $7,482,076 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 & 2016

13.   SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

14.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

        The significant non-cash transactions during the period ended June 30, 2017 included:

a)	At June 30, 2017, $573,773 of exploration and evaluation asset expenditures and $55,001 of equipment expenditures were included in accounts payable and accrued liabilities.

b)	Share-based payments of $1,314,385 was included in exploration and evaluation assets (Note 5).

c)	The re-allocation upon exercise of stock options from reserves to share capital of $478,512.

         The significant non-cash transactions during the period ended June 30, 2016 included:

a)  The re-allocation upon exercise of warrants from reserves to share capital of $934,361.

b)  At June 30, 2016, $2,601,232 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

c)  Share-based payments of $1,421,710 was included in exploration and evaluation assets (Note 5).

d)  The re-allocation upon exercise of stock options from reserves to share capital of $62,246.

e)  At June 30, 2016, $269,175 of equipment expenditures were included in accounts payable and accrued liabilities.

15.   SUBSEQUENT EVENTS

a)
On July 21, 2017, the Company closed a financing (the “Financing”) with affiliates of CEF Holdings Limited and/or its shareholders totalling US$110 million pursuant to which the Company issued (i) 24,146,424 common shares at an issue price of US$2.0707 per share for gross proceeds of US$50 million; and (ii) US$60 million aggregate principal amount of unsecured convertible debentures (“New Debentures”). In connection to the Financing, the maturity date of the existing Existing Debentures was extended to match the maturity date of the New Debentures as indicated below.

In addition, in connection with the Financing, the Company issued  869,271 common share (at an issue price of US$2.0707 per share), representing payment of an establishment fee equal to 3% of the aggregate principal amount of the New Debentures.

The New Debentures bear interest at a rate of 7.5% per annum, payable semi-annually, whereby two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to regulatory approval, in common shares of the Company, using the VWAP of the common shares on the market or exchange on which the greatest volume of trading in the Company’s common shares occurs for the 20 trading days ending three trading days preceding the date on which such interest payment is due. The New Debentures and the Existing Debentures mature on July 22, 2022.

The New Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.6919 (the “Conversion Price”).

The New Debentures are not redeemable by the Company prior to July 21, 2020. On or after July 21, 2020 and prior to July 22, 2022, the New Debentures may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares on the applicable exchange or market exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders.

b)	On July 5, 2017, IsoEnergy acquired 100% of the Radio property in exchange for 3,000,000 common shares of IsoEnergy, as described in Note 5(c).

c)
On August 8, 2017, IsoEnergy acquired a 100% interest in 3 mineral claims constituting the 4,188 hectare Geiger Property in the Eastern Athabasca Basin of Saskatchewan in exchange for 1,000,000 common shares of IsoEnergy and a cash payment of $100,000.